August 15, 2006
VIA EDGAR AND U.S. MAIL
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628
RE:	Gladstone Commercial Corporation Schedule TO-I Filed July 12, 2006 File No. 005-79173
Dear Mr. Duchovny:
     On behalf of Gladstone Commercial Corporation (“Gladstone” or the “Company”), we are transmitting for filing one copy of Amendment No. 1 (the “Amendment”) to the Schedule TO-I, No. 005-79173 (the “Schedule TO “) filed with the Securities and Exchange Commission (the “Commission”) on July 12, 2006, which includes a new Exhibit 99.(a)(1)(S) (the “Supplement”), which supplements the previously filed Offer to Amend Options (Exhibit 99.(a)(1)(A)), as well as the corresponding Form of Electronic Letter of Transmittal (Exhibit 99.(a)(1)(T).
     The Amendment is being filed in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) by letter dated July 20, 2006, with respect to the Schedule TO (the “Comments”), and pursuant to our telephone conversation with you on August 14, 2006. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Supplement.
Schedule TO-I:

Item 6. Purposes of the Transaction and Plans or Proposals

1.	Please provide the disclosure required by Item 1006(c) of Regulation M-A.
     Except as already incorporated by reference in Item 6(c) of the Schedule TO, the Company is not aware of any other information which relates to this disclosure item. In response to the Staff’s comment, the Company has revised the disclosure in Item 6 of the Amendment to confirm the same.
Item 10. Financial Statements
2.	It appears that certain financial information has been incorporated by reference to satisfy Item 1010(a) of Regulation M-A. Please provide the pro forma financial information pursuant to Item 1010(b) of Regulation M-A, if applicable, and the complete summarized financial information as required by Instruction 6 to Item 10 of Schedule TO. Please advise us regarding whether you intend to disseminate that information to security holders. Refer to telephone interpretation H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at www.sec.gov for additional guidance.
     The Company has carefully reviewed the financial information incorporated by reference in the Schedule TO. In its assessment, and particularly given the fact that the Company has already accelerated the vesting of all outstanding options under its 2003 Equity Incentive Plan, as amended, the Company has determined that pro forma information disclosing the effect of the transaction would not be helpful to option holders in deciding whether or not to accept the Offer to Amend Options. In reaching this conclusion, the Company considered, among other things, the expectation that the pro forma information, if prepared, would not likely be materially different from its historical financial results. Moreover, because of the required accounting treatment of modified options under SFAS No. 123(R), the Company would be required to make a number of arbitrary assumptions (e.g. regarding the market price of the Company’s common stock around the expected termination date of the offer, the prevailing volatility of the Company’s common stock, risk free interest rates, etc.) in order to prepare pro forma financial statements reflecting the amendment of the options. As a result, the Company believes that a pro forma presentation would necessarily depend on making so many assumptions that it would render the results meaningless and potentially misleading to option holders. Consequently, the Company has not furnished pro forma information.
     In response to the Staff’s comment regarding the provision of complete summarized financial information as required by Instruction 6 to Item 10 of Schedule TO, the Company has revised the Consolidated Selected Historical Financial Data under Section 2 (“Financial Information”) and updated such information as of and for the six months ended June 30, 2006. Such information is disclosed on page 3 of the Supplement, which will be disseminated to security holders via electronic transmission.
Item 8. Interest in the Securities of the Subject Company
3.	Please disclose the information required by Item 1008(a) of Regulation M-A. For additional guidance, refer to General Instruction C to Schedule TO.
     In response to the Staff’s comment, the Company has added a securities ownership table under Section 1 (“Securities Ownership”) on pages 1 and 2 of the Supplement.

Exhibit 99(a)(1)(I)
4.	We also note the disclaimer that you do not undertake any obligation to update any forward-looking statements. This disclaimer is inconsistent with the requirements of General Instruction F of Schedule TO and your obligations under Rule 13e-4(c)(3) to amend the Schedule to reflect a material change in the information previously disclosed. Please revise to confirm that you will avoid using this statement in all future communications.
     The Company acknowledges the requirements of General Instruction F of Schedule TO and its obligations under Rule 13e-4(c)(3) to promptly report any material changes in the information set forth in the Schedule TO previously filed. The Company respectfully submits that not all changes in forward-looking statements contained in, or incorporated by reference in the Schedule TO, will constitute “material” changes, which trigger such amendment obligations. In response to the Staff’s comment, we advise the Staff that, in future filings related to the Schedule TO, the Company will include a forward-looking statement disclaimer as follows:
     “The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.”
Offer to Amend Options
Conditions of the Offer, page 3
5.	Refer to the penultimate paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.
     We supplementally advise the Staff of the Company’s acknowledgment and understanding of the Staff’s position. In the event that a condition is triggered, the Company will extend the offer and recirculate new disclosure to security holders in accordance with applicable law.
Forward-Looking Statements; Miscellaneous, page 12
6.	Given that the information included in Schedule A and exhibit 99(a)(1)(C) is required to be disclosed to security holders, please revise the last sentence of this section to include those documents to the information about the offer.
     In response to the Staff’s comment, the Company has addressed the Staff’s comment in Section 3 (“Miscellaneous”) on page 4 of the Supplement.

* * * * *
     In connection with the foregoing, Gladstone Commercial Corporation hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments in our filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please fax any additional comment letters concerning the Amendment to (703) 456-8100 and direct any further questions or comments concerning the Amendment or this response letter to Christina Novak at (703) 456-8562 or the undersigned at (703) 456-8034.
Sincerely,
Darren K. DeStefano, Esq.
cc:	David Gladstone Allyson Williams, Esq. Thomas R. Salley, Esq. Christina L. Novak, Esq.